AMENDED SCHEDULE A

This Schedule A, dated February 14, 2019, relates to the Master Services Agreement between Diamond Hill Capital Management Inc. and Ultimus Fund Solutions, LLC, dated May 31, 2016, as amended.

Fund Portfolio(s) (12/31 fiscal year end)

1.	All Cap Select Fund

2.	Core Bond Fund

3.	Corporate Credit Fund

4.	Global Fund

5.	Financial Long-Short Fund

6.	High Yield Fund

7.	Large Cap Fund

8.	Long-Short Fund

9.	Mid Cap Fund

10.	Research Opportunities Fund

11.	Small Cap Fund

12.	Small-Mid Cap Fund

13.	Short Duration Total Return Fund

14.	International Fund

The parties duly executed this Agreement as of February 14, 2019.

	Diamond Hill Capital Management, Inc.		Ultimus Fund Solutions, LLC
By:	/s/ Thomas E. Line	By:	/s/ Gary R. Tenkman
Name:	Thomas E. Line	Name:	Gary R. Tenkman
Title:	Chief Financial Officer	Title:	Managing Director, Chief Operating Officer